Exhibit 99.6

For Further Information:
Lisa Blaker
9560 Montgomery Road
Cincinnati, Ohio 45242
(513) 659 2001

For Immediate Release

11.4% SHAREHOLDERS & FORMER EXECUTIVE MANAGEMENT OF LCA-VISION EXPRESS SHOCK AND DISBELIEF AT RECENT ADOPTION OF POISON PILL

CINCINNATI, OHIO (November 24, 2008) – Dr. Stephen Joffe, Craig Joffe, and Alan Buckey today filed an amendment to their Schedule 13D with the U.S. Securities and Exchange Commission.  The group previously filed a 13D disclosing ownership of 11.4% of LCA-Vision, Inc. (Nasdaq GS: LCAV - News), which operates 77 LasikPlus fixed-site laser vision correction centers in 33 states in the United States.  Dr. Joffe is the founder and former Chairman and CEO of LCAV.  Craig Joffe is the former Chief Operating Officer and General Counsel of LCAV, and Alan Buckey is the former Executive Vice President of Finance and Chief Financial Officer of the Company.  The three of them worked together as the executive management team of LCAV (Nasdaq: LCAV) to grow the market capitalization of the Company well in excess of 1000% from 2003-2006.

Having specifically expressed to LCAV’s Board of Directors their willingness and unique ability to help the Board of Directors fix what they believe is effectively a broken company, the group was both saddened and in a state of disbelief to find earlier this morning that the Company had put in place a "stockholder rights plan," commonly known as a poison pill.  This poison pill was put in place immediately following a letter dated November 21, 2008, the group send to E. Anthony Woods, Chairman of the Board of Directors of LCA-Vision, and copied to the other Directors, stating that their actions were prompted by the systematic and dramatic destruction of value to the Company’s shareholders, physicians and employees that the three of them worked together to create.  LCAV’s share price has fallen over 90% in the two years since Steve Straus was appointed CEO by LCA-Vision’s Board of Directors.

In a letter to the Chairman of the Board of Directors dated November 24, 2008, and filed earlier today with the amendment to their Schedule 13D, they stated, “As we have previously expressed to you, including as recently as our letter dated November 21, 2008, we are significant shareholders who feel financial, ethical, and reputational responsibilities to the Company, its shareholders, physicians, optometrists, and employees.  We truly want to help the Board of Directors save LCA-Vision from its apparent path to self-destruction."

"Following immediately on the heels of our most recent letter to you, we were saddened, shocked and in disbelief when we awoke this morning to find that the Board of Directors had adopted a "stockholder rights plan," commonly known as a poison pill.  Often "stockholder rights plans," poison pills and similar types of corporate (mis)governance shenanigans are associated with incompetent Boards of Directors and management teams entrenching themselves and protecting their positions and their compensation at the expense of their shareholders and shareholder value.”

The letter goes on to state, “After having used shareholder money to put in place more protective indemnification agreements for themselves earlier this year, LCAV’s Board of Directors has again chosen to bill LCA-Vision’s shareholders tens of thousands of dollars in legal fees to put the poison pill in place.  Similarly, we shall now be required to spend thousands of dollars in legal fees to parse back through the thicket of dense legal language of the poison pill; given the dire circumstances in which the Company now finds itself, this is a path we believe is neither productive nor beneficial to anyone, let alone the Company’s shareholders.  To be clear, we are not advocates of “ever-escalating arms races” that arguably benefit no one, certainly not shareholders or shareholder value.  Rather, we remain hopeful that the Board of Directors will embrace the calls for fundamental change consistent with their fiduciary duties to their shareholders, as opposed to spending time and shareholder money to further entrench themselves and the executive management team as the Company appears to plunge forward on a path to self-destruction.”

In addition to Mr. E. Anthony Woods, who in addition to serving as Chairman of LCA-Vision, also serves as a Director of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as a Director of Anchor Funding Services (OTC BB: AFNG.OB – News), the letter dated November 24, 2008, was also copied to Mr. William Bahl, who serves as Chairman of LCAV’s Compensation Committee, Director and Chairman of the Nominating Committee of the Board of Cincinnati Financial Corporation (Nasdaq GS: CINF – News) and as President & Co-Founder of Bahl & Gaynor; Mr. John Gutfreund, who serves as Chairman of LCAV’s Nominating and Governance Committee and on the Board of Directors of several over-the-counter traded companies, including GVI Securities Solutions (OTC BB: GVSS.OB – News); John Hassan, Chairman of LCAV’s Audit Committee; and Steven Straus, LCAV’s CEO.

 (The full text of the letter appears below.)

About Dr. Stephen N. Joffe

Stephen N. Joffe, MD, FACS, age 65, is the founder and former Chairman and Chief Executive Officer of LCA-Vision.  He was the founder of LCA-Vision’s corporate predecessor, Laser Centers of America, Inc., and served as its Chairman of the Board and Chief Executive Officer from its formation in 1985 until its merger into LCA-Vision in 1995.  In 1983, Stephen Joffe also founded and served as Chairman of Surgical Laser Technologies, Inc. until 1989.  He is presently the Chief Executive Officer of the Hearing Foundation, Inc., a hearing company, and Co-Founder of Joffe Medicenter LLC, a healthcare services company.  In addition Dr. Joffe is an Esteemed Quondum Professor of Surgery at the University of Cincinnati Medical Center, an honor he has held since 1990.  He has held other medical faculty appointments at the Universities of London, Glasgow and Cincinnati and fellowships in the American College of Surgeons and the Royal College of Surgeons in Edinburgh and Glasgow.  He has published 170 articles in peer-reviewed and scientific journals and authored 35 chapters for medical books as well as written and edited several books on lasers and their application to medicine and surgery.

About Craig P.R. Joffe

Craig P.R. Joffe, age 36, was Interim Chief Executive Officer of LCA-Vision from March 2006 through November 2006.  He was appointed Chief Operating Officer of LCA-Vision in September 2005, a position he held through his resignation in March 2008.  He also served as Secretary of LCA Vision from March 2003, when he joined the Company, until March 2008.  He also served on the Board of Directors of LCA-Vision from 2004 through March 2008, and previously served as a Director from 1995 to 1997.  Prior to joining LCA-Vision, Mr. Joffe served as Assistant General Counsel of IAC/InterActiveCorp, a leading publicly traded interactive commerce company, from September 2000 to February 2003.  Previously, Mr. Joffe, a graduate of Harvard Law School and Columbia University, was a general practice associate in the New York and London offices of the law firm Sullivan & Cromwell for over three years, where he concentrated his practice on corporate finance transactions.  Mr. Joffe is currently the Chief Executive Officer and Co-Founder of Joffe MediCenter LLC, a healthcare services company.

About Alan H. Buckey

Alan H. Buckey, age 50, was Executive Vice President of Finance and Chief Financial Officer for LCA-Vision from March 2000 to June 2008.  He came to LCA-Vision from Pease Industries, a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm and as a senior manager with Ernst & Young’s Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision.  Mr. Buckey holds a B.S. in Applied Science from Miami University and holds an M.B.A in Finance from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

Stephen N. Joffe
Craig P. Joffe
Alan H. Buckey
9560 Montgomery Road
Cincinnati, OH 45242
VIA EMAIL & CERTIFIED MAIL

November 24, 2008

Mr. E. Anthony Woods, Chairman of the Board
LCA-Vision Inc.
c/o LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Dear Tony:

As we have previously expressed to you, including as recently as our letter dated November 21, 2008, we are significant shareholders who feel financial, ethical, and reputational responsibilities to the Company, its shareholders, physicians, optometrists, and employees.  We truly want to help the Board of Directors save LCA-Vision from its apparent path to self-destruction.

Following immediately on the heels of our most recent letter to you, we were saddened, shocked and in disbelief when we awoke this morning to find that the Board of Directors had adopted a "stockholder rights plan," commonly known as a poison pill.  Often "stockholder rights plans," poison pills and similar types of corporate (mis)governance shenanigans are associated with incompetent Boards of Directors and management teams entrenching themselves and protecting their positions and their compensation at the expense of their shareholders and shareholder value.

After having used shareholder money to put in place more protective indemnification agreements for themselves earlier this year, LCAV’s Board of Directors has again chosen to bill LCA-Vision’s shareholders tens of thousands of dollars in legal fees to put the poison pill in place.  Similarly, we shall now be required to spend thousands of dollars in legal fees to parse back through the thicket of dense legal language of the poison pill; given the dire circumstances in which the Company now finds itself, this is a path we believe is neither productive nor beneficial to anyone, let alone the Company’s shareholders. To be clear, we are not advocates of “ever-escalating arms races” that arguably benefit no one, certainly not shareholders or shareholder value.  Rather, we remain hopeful that the Board of Directors will embrace the calls for fundamental change consistent with their fiduciary duties to their shareholders, as opposed to spending time and shareholder money to further entrench themselves and the executive management team as the Company appears to plunge forward on a path to self-destruction.

Needless to say, the three of us have significant experience in the laser vision correction industry, having grown shareholder value at LCA-Vision well in excess of 1,000% from 2003-2006.  And as a group, the three of us own 11.4% of LCA-Vision’s shares, which is clearly in stark contrast to the less than 1% collective ownership in the Company that the Board of Directors currently owns.  As we pointed out in our November 21st letter, in fact 3 of the 4 independent directors of the Board are currently out of compliance with the very policy regarding minimal stock ownership in the Company that they themselves put in place.

We have the unique experience and know-how to help get the Company back on track, and again express our sincere and genuine hope the Board of Directors will welcome us to help save the Company from its current path to self-destruction.

Sincerely,

/s/ Stephen N. Joffe
Stephen N. Joffe
/s/Craig P.R. Joffe
Craig P.R. Joffe
/s/Alan Buckey
Alan Buckey

cc:	LCA-Vision Inc. Board of Directors
William Bahl, Independent Director, LCAV’s Chairman of Compensation Committee; Director of Cincinnati Financial Corporation (Nasdaq: CINF)
John Gutfreund, Independent Director, LCAV’s Chairman of Nominating & Governance Committee; Director of GVI Securities Solutions (OTC BB: GVSS.OB)
John Hassan, Independent Director, Chairman of Audit Committee
Steven Straus, C.E.O.